Mail Stop 4561

October 18, 2006

Richard A. Lozyniak
President and Chief Executive Officer
Blue Ridge Paper Products Inc.
41 Main Street
Canton, North Carolina

> **Re:** **Blue Ridge Paper Products Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30,**
> **2006**
> **Forms 8-K filed on August 11, 2006**
> **File No. 333-114032**

Dear Mr. Lozyniak:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief